AMENDMENT TO THE AMENDED AND RESTATED
                 CERTIFICATE OF INCORPORATION OF
                          ALPHARMA INC.


The first paragraph of Article Fourth is hereby amended and restated in its entirety as follows:

FOURTH: The total number of shares which the Corporation shall have authority to issue shall be 80,500,000 shares, divided into three classes, namely: 500,000 shares of Preferred Stock of the par value of $1.00 per share; 65,000,000 shares of Class A Common Stock of the par value of $.20 per share and 15,000,000 shares of Class B Common Stock of the par value of $.20 per share. There shall be reserved from the shares of Class A Common Stock so authorized a number of shares equal to the number of shares of Class A Common Stock issuable upon the conversion in accordance with the terms of this Certificate of Incorporation of all then issued Class B Common Stock, and the shares of Class A Common Stock so reserved shall be issued only pursuant to such conversion rights. Upon the conversion of any shares of Class B
Common Stock into Class A Common Stock, the shares of Class B Common Stock surrendered for conversion shall revert to and become authorized but unissued shares of Class B Common Stock.